July 7, 2025

Pei Yuen Rena Ho
Chief Executive Officer and Executive Director
SMJ International Holdings Inc.
1 Jurong Port Road
#02-20 Jurong Logistics Hub
Singapore 619115

       Re: SMJ International Holdings Inc.
           Draft Registration Statement on Form F-1
           Submitted June 9, 2025
           CIK No. 0002070954
Dear Pei Yuen Rena Ho:

     We have reviewed your draft registration statement and have the following comment(s).

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1 submitted June 9, 2025
Prospectus Summary
Our Business, page 1

1. Disclose the basis on which you believe you are "one of the leading Singapore-based premier flooring specialists" (e.g., in terms of revenue, market share, or some other metric or measurement). Additionally, where you highlight your increase in revenues for fiscal years 2024 and 2025, please balance the disclosure by acknowledging the year-over-year decrease in net income for the same periods. Make conforming revisions at the outset of MD&A and the Business section.
 July 7, 2025
Page 2

Corporate History and Structure, page 6

2. Please revise the diagram of your corporate structure so that it also shows voting and equity ownership of the issuer.
Foreign Private Issuer, page 8

3. Please briefly discuss "home country practice" exemptions from Nasdaq listing standards and identify the exemptions that you intend to rely upon. Revise your related risk factor disclosure at page 25 to acknowledge, if true, that you also intend to rely on an exemption from the Nasdaq corporate governance requirement of having a majority independent board.
Risk Factors
Risks Related to Our Business and Industry
Our business and financial performance will be affected by any increase in costs of fundings..., page 14

4. To the extent material, please enhance this risk factor or provide a separate one to acknowledge your current bank borrowings and any related material risks to your business or financial condition.
Changes in international investment and trade policies, escalations of tensions in international relations..., page 14

5. As we note that you import flooring products from PRC and Thailand manufacturers and have derived an increasing percentage of revenues from export sales to over twenty countries, please expand your discussion of the impacts that recent changes in worldwide tariffs on imports and exports have had or may have on your business and operations. Discuss whether you have or expect to lose customers, encounter decreased sales or revenues or increased costs due to tariffs, trade barriers, or trade tensions among countries. Please also discuss whether your products are sensitive to changes in tariffs or any other trade barriers or tensions.
Our inability to mitigate against lower prices in certain international markets outside of
Singapore..., page 17

6. Please acknowledge the extent to which the risk of impacts from pricing pressure in international markets has materialized. In this regard, while you state that you "may"
       experience lower gross margins as export sales increase, your results of operations disclosure indicates that gross profit margins declined in the fiscal year ended March
       31, 2025 due to "higher proportion of export sales." If these pricing pressures constitute known trends or uncertainties, please also discuss in further detail in
       MD&A. Refer to Item 5.D of Form 20-F.
Dividend Policy, page 33

7. Please provide additional context for your disclosure that you do not have a "formal dividend policy" and "cannot assure...that any dividends will be paid in the future" by acknowledging your subsidiary's history of declaring dividends, including those recorded as outstanding amounts due to shareholders.
 July 7, 2025
Page 3

Business
Business Overview, page 55

8. Please balance disclosure regarding your "extensive distribution network of more than
       260 dealers, importers and installation companies" by acknowledging that in the fiscal years ended March 31, 2024 and 2025, your top two customers accounted for a combined 21.4% and 25.3% of revenues, respectively. Clarify how and over what time period you have measured your customer population, and where appropriate, describe any arrangements with your major customers and the extent of your dependence on them.
9. We note your disclosure that you differentiate yourself from competitors by offering a wide selection of flooring products and providing short turnaround times from order to delivery. Please quantify these statements to the extent practicable. Major Suppliers, page 60

10. Please elaborate on the material terms of your typical agreements or arrangements with your "regular suppliers," and disclose where they are primarily located. We also note from disclosure in MD&A and the notes to financials that your top supplier accounted for 41.5% and 48.9% of total purchases for the fiscal years ended March
       31, 2024 and 2025, respectively, and that purchases were concentrated among two other suppliers as well. Please discuss levels of supplier concentration within your business here and in risk factor disclosure, and to the extent you are substantially dependent upon any particular supplier(s), describe the terms of your arrangements with them and file any related agreements as exhibits to the registration statement.
       Refer to Item 601(b)(10) of Regulation S-K.
Principal Shareholders, page 83

11.    Please revise the columns titled "% of Class A Voting Power" and "% of
Class B
       Voting Power," or provide additional separate columns, to disclose the percentage of outstanding shares of each class. For example, the 1,000,000 Class A ordinary shares held by Lui Oi Kheng is shown as 4.0% of "Class A Voting Power," whereas they appear to constitute approximately 8.2% of the 12,232,500 outstanding Class A ordinary shares. Additionally, we note your disclosure that the table includes "5% or greater beneficial owners of Ordinary Shares." As Item 7.A.1 of Form 20-F requires disclosure of "the beneficial owners of 5% or more of each class of the company's voting securities," please revise to include any holders of 5% or more of the Class A ordinary shares or the Class B ordinary shares, rather than only considering on an aggregate basis. Add your Chief Financial Officer to this table.
Related Party Transactions, page 84

12. Please provide related party transaction disclosure for the full period of time required by Item 7.B of Form 20-F (i.e., "for the period since the beginning of the company's preceding three financial years up to the date of the document"). We further note your placeholder for amounts due to shareholders as of "[September 30], 2025." Please disclose outstanding amounts as of the latest practicable date. Refer to
Item 7.B.2 of
       Form 20-F.
 July 7, 2025
Page 4

Description of Share Capital
Ordinary Shares, page 86

13. Describe the optional and mandatory conversion provisions of the Class B ordinary shares, as well as any exceptions to the provision requiring mandatory conversion of shares upon their transfer. Disclose any sunset provisions that limit the lifespan of high-vote shares.
Consolidated Statements of Cash Flows, page F-6

14. It appears from ASC 230-10-45-28 the only items between net income and net cash flows of operating activities using the indirect method like you do are adjustments identified therein, with ASC 230-10-45-32 stating these adjustments shall be identified as reconciling items. Accordingly, please remove the subtotal you present in the operating activities section of your statement of cash flows. Exhibits

15. It appears from your disclosure that you have two material leases. Please file the lease agreements as exhibits to your registration statement. Refer to Item 8 of Form F-1 and
       Item 601(b)(10)(ii)(D) of Regulation S-K.
General

16. We note that each Class B ordinary share entitles the holder to ten votes per share, compared to one vote per share for the Class A ordinary shares. Highlight the disparate voting rights of your dual-class capital structure and any other material differences in the terms of the Class A and Class B ordinary shares on the prospectus cover page, summary, and capitalization sections. Additionally, where you discuss concentration of ownership throughout the prospectus, please consistently identify the individual or members of the "group" whose aggregate Class A and/or
Class B
       holdings will result in you being a "controlled company" under Nasdaq listing standards, and quantify their post-offering voting power. State, if true, that such individual or group members will control the outcome of matters requiring shareholder approval, including the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. In this regard, you do not identify your controlling shareholders on the cover page or in the summary, and while you state at page 81 that you will be a controlled company due to ownership of Ms. Rena Ho and
       Ms. Nellie Ho, it appears from the beneficial ownership table at page 83 that they hold only a combined 30.0% of total voting power prior to the offering.
17. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section
       5(d) of the Securities Act. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.
 July 7, 2025
Page 5

       Please contact James Giugliano at 202-551-3319 or Doug Jones at 202-551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Taylor Beech at 202-551-4515
with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:   Michael J. Blankenship